Exhibit 99.1

VESTA TO HOST 2026 INVESTOR DAY, PRESENTING ROUTE 2030 STRATEGY UPDATE AND FINANCIAL FRAMEWORK

MEXICO CITY, November 11, 2026 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (NYSE: VTMX; BMV: VESTA) (“Vesta” or the “Company”), a leading industrial real estate company in Mexico, will host its 2026 Investor Day today in New York City, with participation available both in person and via live webcast.

During the event, Vesta's management team will present an update to the Company's Route 2030 strategic plan, outlining its development program, long-term growth objectives, and financial framework. The presentations will highlight Vesta's strategic priorities, its approach to capital allocation, and the key drivers of value creation through 2030.

Under its updated Route 2030 framework, Vesta is targeting a portfolio of approximately 60 million square feet of gross leasable area (GLA) by 2030 with an investment plan of more than US$ 1 billion from 2026 to 2030. The Company’s financial targets for 2030 include approximately US$ 480 million in annual total revenue and US$ 320 million in pre-tax FFO.

The Investor Day presentation will be available on Vesta´s investor relations website ahead of the event.

Investor Day Webcast

Management presentations will begin at 9:00 a.m. ET and will include live question-and-answer sessions.

Investors, analysts, and other interested parties may access the live webcast and presentation materials at Vesta’s investor relations website and on www.vestaday.com. A replay of the webcast will be available following the event, on Vesta’s investor relations website and on www.vestaday.com.

About Vesta

Corporación Inmobiliaria Vesta, S.A.B. de C.V. is a Mexican industrial real estate company engaged in the development, acquisition, ownership, and management of industrial buildings and distribution centers in Mexico. Vesta's shares trade on the Mexican Stock Exchange under the ticker symbol VESTA, and its American Depositary Shares trade on the New York Stock Exchange under the ticker symbol VTMX.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding Vesta's Route 2030 strategic plan, updated growth targets, GLA targets, future revenues, Vesta FFO, and other financial and operating objectives. These statements reflect management's current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include changes in economic and industrial real estate market conditions, tenant demand, leasing activity, development costs and timelines, access to capital, interest rates, foreign exchange rates, and other factors described in the Company's public disclosures. Forward-looking statements speak only as of the date of this release, and the Company undertakes no obligation to update them except as required by applicable law.

Investor Relations in Mexico:

Juan Sottil, CFO

jsottil@vesta.com.mx

Tel: +52 55 5950-0070 ext.133

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070 ext.163

In New York:

Barbara Cano

barbara@inspirgroup.com